Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2022 Financial Results

Quarterly Total Revenues reached RMB9,910.6 million (US$1,563.4 million)i

Quarterly Deliveries of the ES8, the ES6, the EC6 and the ET7 were 25,768 vehicles

SHANGHAI, China, June 9, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Operating Highlights for the First Quarter of 2022

•	Deliveries of vehicles were 25,768 in the first quarter of 2022, including 4,341 ES8s, 13,620 ES6s, 7,644 EC6s and 163 ET7s, representing an increase of 28.5% from the first quarter of 2021 and an increase of 2.9% from the fourth quarter of 2021.

Key Operating Results

	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Deliveries	25,768	25,034	24,439	21,896

	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Deliveries	20,060	17,353	12,206	10,331

Financial Highlights for the First Quarter of 2022

•	Vehicle sales were RMB9,244.0 million (US$1,458.2 million) in the first quarter of 2022, representing an increase of 24.8% from the first quarter of 2021 and an increase of 0.3% from the fourth quarter of 2021.

•	Vehicle marginii was 18.1% in the first quarter of 2022, compared with 21.2% in the first quarter of 2021 and 20.9% in the fourth quarter of 2021.

•	Total revenues were RMB9,910.6 million (US$1,563.4 million) in the first quarter of 2022, representing an increase of 24.2% from the first quarter of 2021 and an increase of 0.1% from the fourth quarter of 2021.

•	Gross profit was RMB1,446.8 million (US$228.2 million) in the first quarter of 2022, representing a decrease of 6.9% from the first quarter of 2021 and a decrease of 14.9% from the fourth quarter of 2021.

•	Gross margin was 14.6% in the first quarter of 2022, compared with 19.5% in the first quarter of 2021 and 17.2% in the fourth quarter of 2021.

•	Loss from operations was RMB2,188.7 million (US$345.3 million) in the first quarter of 2022, representing an increase of 639.7% from the first quarter of 2021 and a decrease of 10.5% from the fourth quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,715.6 million (US$270.6 million) in the first quarter of 2022, representing an increase of 760.4% from the first quarter of 2021 and a decrease of 16.2% from the fourth quarter of 2021.

•	Net loss was RMB1,782.7 million (US$281.2 million) in the first quarter of 2022, representing an increase of 295.3% from the first quarter of 2021 and a decrease of 16.8% from the fourth quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,309.6 million (US$206.6 million) in the first quarter of 2022, representing an increase of 269.3% from the first quarter of 2021 and a decrease of 25.0% from the fourth quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,825.0 million (US$287.9 million) in the first quarter of 2022, representing a decrease of 62.6% from the first quarter of 2021 and a decrease of 16.3% from the fourth quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,285.2 million (US$202.7 million) in the first quarter of 2022, representing an increase of 262.5% from the first quarter of 2021 and a decrease of 25.1% from the fourth quarter of 2021.

•	Basic and diluted net loss per Ordinary Share/American Depositary Share (ADS)iii were both RMB1.12 (US$0.18) in the first quarter of 2022, compared with RMB3.14 in the first quarter of 2021 and RMB1.36 in the fourth quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.79 (US$0.13), compared with RMB0.23 in the first quarter of 2021 and RMB1.07 in the fourth quarter of 2021.

•	Cash and cash equivalents, restricted cash and short-term investment were RMB53.3 billion (US$8.4 billion) as of March 31, 2022.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)

				% Changeiv
	2022 Q1	2021 Q4	2021 Q1	QoQ		YoY
Vehicle Sales	9,244.0	9,215.4	7,405.8	0.3%		24.8%
Vehicle Margin	18.1%	20.9%	21.2%	-280	bp	-310	bp
Total Revenues	9,910.6	9,900.7	7,982.3	0.1%		24.2%
Gross Profit	1,446.8	1,699.5	1,554.8	-14.9%		-6.9%
Gross Margin	14.6%	17.2%	19.5%	-260	bp	-490	bp
Loss from Operations	(2,188.7)	(2,445.1)	(295.9)	-10.5%		639.7%
Adjusted Loss from Operations (non-GAAP)	(1,715.6)	(2,048.4)	(199.4)	-16.2%		760.4%
Net Loss	(1,782.7)	(2,143.4)	(451.0)	-16.8%		295.3%
Adjusted Net Loss (non-GAAP)	(1,309.6)	(1,746.7)	(354.6)	-25.0%		269.3%
Net Loss Attributable to Ordinary Shareholders	(1,825.0)	(2,179.2)	(4,875.0)	-16.3%		-62.6%
Net Loss per Ordinary Share/ADS-Basic and Diluted	(1.12)	(1.36)	(3.14)	-17.6%		-64.3%
Adjusted Net Loss per Ordinary Share/ADS-Basic and Diluted (non-GAAP)	(0.79)	(1.07)	(0.23)	-26.2%		243.5%

Recent Developments

Deliveries in April and May 2022

•	NIO delivered 5,074 vehicles in April 2022 and 7,024 vehicles in May 2022. As of May 31, 2022, cumulative deliveries reached 204,936 vehicles.

Singapore Exchange Listing

•	On May 20, 2022, NIO successfully listed, by way of introduction, its Class A ordinary shares (the “Shares”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), under the stock code “NIO” in board lot sizes of 10 Shares. The Shares listed on the Main Board of the SGX-ST are fully fungible with the ADSs listed on the NYSE.

CEO and CFO Comments

"We set new record-high quarterly deliveries of 25,768 vehicles in the first quarter of 2022, and hit the milestone of exceeding 200,000 vehicle deliveries in May within four years since our first delivery," said William Bin Li, founder, chairman and chief executive officer of NIO. "Despite the volatilities of supply chain and the challenges in vehicle delivery resulting from the recent COVID-19 resurgence, we witnessed robust demand for our complementary products and achieved an all-time high order inflow in May 2022. On April 29, 2022, the first batch of tooling trial builds of the ET5 rolled off the production line at the new manufacturing plant at NeoPark in Hefei. We expect to start delivery of the ET5 in September 2022. In addition, we will further enhance our product offering by introducing the ES7, a new mid-to-large five-seater SUV based on NIO Technology 2.0 (NT2.0), in June and expect to start its delivery in late August," concluded Mr. Li.

"NIO successfully listed on the Main Board of the Singapore Exchange Securities Trading Limited on May 20, 2022, further strengthening our footing in the global capital markets," added Steven Wei Feng, chief financial officer of NIO. "To quickly recover from the COVID-19 impact and fulfill the growing market demand, we have been working closely with supply chain partners to ramp up the production capacity and accelerate the vehicle delivery since the beginning of June. While making decisive investments in new products, technologies and businesses, we strive to continuously optimize our cost structure, improve operating efficiency and create long-term value for our shareholders."

Financial Results for the First Quarter of 2022

Revenues

•	Total revenues in the first quarter of 2022 were RMB9,910.6 million (US$1,563.4 million), representing an increase of 24.2% from the first quarter of 2021 and an increase of 0.1% from the fourth quarter of 2021.

•	Vehicle sales in the first quarter of 2022 were RMB9,244.0 million (US$1,458.2 million), representing an increase of 24.8% from the first quarter of 2021 and an increase of 0.3% from the fourth quarter of 2021. The increase in vehicle sales over the first quarter of 2021 was mainly attributed to higher deliveries. Vehicle sales remained stable compared with the fourth quarter of 2021.

•	Other sales in the first quarter of 2022 were RMB666.6 million (US$105.1 million), representing an increase of 15.6% from the first quarter of 2021 and a decrease of 2.7% from the fourth quarter of 2021. The increase in other sales over the first quarter of 2021 was mainly attributed to the increased sales of service and energy packages and others in line with the incremental vehicle sales in the first quarter of 2022, which was partially offset by the decrease of revenues from battery upgrade services. Other sales remained stable compared with the fourth quarter of 2021.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2022 was RMB8,463.7 million (US$1,335.1 million), representing an increase of 31.7% from the first quarter of 2021 and an increase of 3.2% from the fourth quarter of 2021. The increase in cost of sales over the first quarter of 2021 and the fourth quarter of 2021 was mainly driven by the increase of delivery volume in the first quarter of 2022.

•	Gross Profit in the first quarter of 2022 was RMB1,446.8 million (US$228.2 million), representing a decrease of 6.9% from the first quarter of 2021 and a decrease of 14.9% from the fourth quarter of 2021.

•	Gross margin in the first quarter of 2022 was 14.6%, compared with 19.5% in the first quarter of 2021 and 17.2% in the fourth quarter of 2021. The decrease of gross margin over the first quarter of 2021 was attributed to the decrease of vehicle margin and the reduction in other sales margin resulting from the expanded investment in power and service network. The decrease of gross margin over the fourth quarter of 2021 was mainly attributed to the decrease of vehicle margin.

•	Vehicle margin in the first quarter of 2022 was 18.1%, compared with 21.2% in the first quarter of 2021 and 20.9% in the fourth quarter of 2021. The decrease of vehicle margin over the first quarter of 2021 was mainly driven by the lower average selling price due to changes in our product mix. The decrease of vehicle margin over the fourth quarter of 2021 was mainly attributed to the increased battery cost per unit.

Operating Expenses

•	Research and development expenses in the first quarter of 2022 were RMB1,761.7 million (US$277.9 million), representing an increase of 156.6% from the first quarter of 2021 and a decrease of 3.7% from the fourth quarter of 2021. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,514.1 million (US$238.8 million), representing an increase of 132.9% from the first quarter of 2021 and a decrease of 7.6% from the fourth quarter of 2021. The increase in research and development expenses over the first quarter of 2021 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies. Research and development expenses remained relatively stable compared with the fourth quarter of 2021.

•	Selling, general and administrative expenses in the first quarter of 2022 were RMB2,014.8 million (US$317.8 million), representing an increase of 68.3% from the first quarter of 2021 and a decrease of 14.6% from the fourth quarter of 2021. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,801.5 million (US$284.2 million), representing an increase of 57.9% from the first quarter of 2021 and a decrease of 16.7% from the fourth quarter of 2021. The increase in selling, general and administrative expenses over the first quarter of 2021 was primarily due to the increase in personnel costs in sales and service functions and costs related to sales and service network expansion. The decrease in selling, general and administrative expenses over the fourth quarter of 2021 was mainly attributed to the decrease in marketing and promotional expenses, especially the marketing and promotional expenses incurred from the hosting of NIO Day in December 2021, as well as the decrease of professional services expenses.

Loss from Operations

•	Loss from operations in the first quarter of 2022 was RMB2,188.7 million (US$345.3 million), representing an increase of 639.7% from the first quarter of 2021 and a decrease of 10.5% from the fourth quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,715.6 million (US$270.6 million) in the first quarter of 2022, representing an increase of 760.4% from the first quarter of 2021 and a decrease of 16.2% from the fourth quarter of 2021.

Share-based Compensation Expenses

•	Share-based compensation expenses in the first quarter of 2022 were RMB473.0 million (US$74.6 million), representing an increase of 390.2% from the first quarter of 2021 and an increase of 19.2% from the fourth quarter of 2021. The increase in share-based compensation expenses over the first quarter of 2021 and the fourth quarter of 2021 was primarily attributed to the grant of options and restricted shares on a continued basis.

Net Loss and Earnings Per Share

•	Net loss in the first quarter of 2022 was RMB1,782.7 million (US$281.2 million), representing an increase of 295.3% from the first quarter of 2021 and a decrease of 16.8% from the fourth quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,309.6 million (US$206.6 million) in the first quarter of 2022, representing an increase of 269.3% from the first quarter of 2021 and a decrease of 25.0% from the fourth quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2022 was RMB 1,825.0 million (US$287.9 million), representing a decrease of 62.6% from the first quarter of 2021 and a decrease of 16.3% from the fourth quarter of 2021. Excluding share-based compensation expenses, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,285.2 million (US$202.7 million) in the first quarter of 2022.

•	Basic and diluted net loss per Ordinary Share/ADS in the first quarter of 2022 were both RMB1.12 (US$0.18), compared with RMB3.14 in the first quarter of 2021 and RMB1.36 in the fourth quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per Ordinary Share/ADS (non-GAAP) were both RMB0.79 (US$0.13), compared with RMB0.23 in the first quarter of 2021 and RMB1.07 in the fourth quarter of 2021.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB53.3 billion (US$8.4 billion) as of March 31, 2022.

Business Outlook

For the second quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 23,000 and 25,000 vehicles, representing an increase of approximately 5.0% to 14.2% from the same quarter of 2021.

•	Total revenues to be between RMB9,340 million (US$1,473 million) and RMB10,088 million (US$1,591 million), representing an increase of approximately 10.6% to 19.4% from the same quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 9, 2022 (8:00 PM Beijing/Hong Kong/Singapore Time on June 9, 2022).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/5756039

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until June 16, 2022 09:59 AM ET:

United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Mainland, China:	+86-400-820-9703
Singapore:	+65-3158-3682
International:	+61-2-8199-0299
Conference ID:	5756039

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, began deliveries of the ET7 in March 2022. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP) as net loss attributable to ordinary shareholders, basic and diluted net loss per share and basic and diluted net loss per ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	15,333,719	15,900,150	2,508,187
Restricted cash	2,994,408	3,931,294	620,146
Short-term investments	37,057,554	33,507,432	5,285,668
Trade and notes receivable	2,797,805	3,001,784	473,520
Amounts due from related parties	1,551,334	2,200,326	347,093
Inventory	2,056,352	2,676,502	422,208
Prepayments and other current assets	1,850,143	3,090,967	487,587
Total current assets	63,641,315	64,308,455	10,144,409
Non-current assets:
Long-term restricted cash	46,437	48,485	7,648
Property, plant and equipment, net	7,399,516	8,641,032	1,363,090
Land use rights, net	199,121	197,910	31,220
Long-term investments	3,059,383	4,050,220	638,907
Right-of-use assets - operating lease	2,988,374	3,268,714	515,627
Other non-current assets	5,549,455	6,679,478	1,053,662
Total non-current assets	19,242,286	22,885,839	3,610,154
Total assets	82,883,601	87,194,294	13,754,563
LIABILITIES
Current liabilities:
Short-term borrowings	5,230,000	6,075,000	958,308
Trade and notes payable	12,638,991	14,843,784	2,341,549
Amounts due to related parties	687,200	649,473	102,452
Taxes payable	627,794	362,901	57,246
Current portion of operating lease liabilities	744,561	812,571	128,180
Current portion of long-term borrowings	2,067,962	1,538,477	242,689
Accruals and other liabilities	7,201,644	7,630,103	1,203,618
Total current liabilities	29,198,152	31,912,309	5,034,042
Non-current liabilities:
Long-term borrowings	9,739,176	11,115,321	1,753,399
Non-current operating lease liabilities	2,317,193	2,548,976	402,091
Deferred tax liabilities	25,199	220,345	34,759
Other non-current liabilities	3,540,458	3,911,088	616,959
Total non-current liabilities	15,622,026	17,795,730	2,807,208
Total liabilities	44,820,178	49,708,039	7,841,250

13

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,277,866	3,344,641	527,604
Total mezzanine equity	3,277,866	3,344,641	527,604
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	34,709,924	33,940,237	5,353,942
Non-controlling interests	75,633	201,377	31,767
Total shareholders’ equity	34,785,557	34,141,614	5,385,709
Total liabilities, mezzanine equity and shareholders’ equity	82,883,601	87,194,294	13,754,563

14

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	7,405,787	9,215,375	9,244,014	1,458,207
Other sales	576,546	685,367	666,574	105,149
Total revenues	7,982,333	9,900,742	9,910,588	1,563,356
Cost of sales:
Vehicle sales	(5,838,942)	(7,291,520)	(7,567,550)	(1,193,752)
Other sales	(588,585)	(909,678)	(896,199)	(141,372)
Total cost of sales	(6,427,527)	(8,201,198)	(8,463,749)	(1,335,124)
Gross profit	1,554,806	1,699,544	1,446,839	228,232
Operating expenses:
Research and development	(686,548)	(1,828,516)	(1,761,687)	(277,899)
Selling, general and administrative	(1,197,248)	(2,358,249)	(2,014,804)	(317,828)
Other operating income	33,066	42,090	140,987	22,240
Total operating expenses	(1,850,730)	(4,144,675)	(3,635,504)	(573,487)
Loss from operations	(295,924)	(2,445,131)	(2,188,665)	(345,255)
Interest and investment income	119,618	359,061	400,688	63,207
Interest expenses	(423,756)	(75,937)	(77,339)	(12,200)
Share of income/(loss) of equity investees	103,288	(1,697)	26,229	4,138
Other income	49,683	53,522	86,886	13,706
Loss before income tax expense	(447,091)	(2,110,182)	(1,752,201)	(276,404)
Income tax expense	(3,957)	(33,247)	(30,459)	(4,805)
Net loss	(451,048)	(2,143,429)	(1,782,660)	(281,209)
Accretion on redeemable non-controlling interests to redemption value	(4,423,996)	(66,881)	(66,775)	(10,533)
Net loss attributable to non-controlling interests	84	31,088	24,397	3,849
Net loss attributable to ordinary shareholders of NIO Inc.	(4,874,960)	(2,179,222)	(1,825,038)	(287,893)

Net loss	(451,048)	(2,143,429)	(1,782,660)	(281,209)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	24,224	743,103	117,221
Foreign currency translation adjustment, net of nil tax	(74,529)	(61,401)	(38,879)	(6,133)
Total other comprehensive (loss)/income	(74,529)	(37,177)	704,224	111,088
Total comprehensive loss	(525,577)	(2,180,606)	(1,078,436)	(170,121)
Accretion on redeemable non-controlling interests to redemption value	(4,423,996)	(66,881)	(66,775)	(10,533)
Net loss attributable to non-controlling interests	84	31,088	24,397	3,849
Other comprehensive income attributable to non-controlling interests	—	(4,727)	(150,141)	(23,684)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(4,949,489)	(2,221,126)	(1,270,955)	(200,489)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,551,918,888	1,607,187,119	1,624,805,030	1,624,805,030
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.14)	(1.36)	(1.12)	(0.18)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,551,918,888	1,607,187,119	1,624,805,030	1,624,805,030
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.14)	(1.36)	(1.12)	(0.18)

15

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended March 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,463,749)	12,125	—	(8,451,624)
Research and development expenses	(1,761,687)	247,621	—	(1,514,066)
Selling, general and administrative expenses	(2,014,804)	213,293	—	(1,801,511)
Total	(12,240,240)	473,039	—	(11,767,201)
Loss from operations	(2,188,665)	473,039	—	(1,715,626)
Net loss	(1,782,660)	473,039	—	(1,309,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(1,825,038)	473,039	66,775	(1,285,224)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.12)	0.29	0.04	(0.79)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.12)	0.29	0.04	(0.79)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.18)	0.05	—	(0.13)

	Three Months Ended December 31, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,201,198)	11,944	—	(8,189,254)
Research and development expenses	(1,828,516)	189,484	—	(1,639,032)
Selling, general and administrative expenses	(2,358,249)	195,263	—	(2,162,986)
Total	(12,387,963)	396,691	—	(11,991,272)
Loss from operations	(2,445,131)	396,691	—	(2,048,440)
Net loss	(2,143,429)	396,691	—	(1,746,738)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,179,222)	396,691	66,881	(1,715,650)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)	0.25	0.04	(1.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)	0.25	0.04	(1.07)

	Three Months Ended March 31, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(6,427,527)	3,651	—	(6,423,876)
Research and development expenses	(686,548)	36,515	—	(650,033)
Selling, general and administrative expenses	(1,197,248)	56,314	—	(1,140,934)
Total	(8,311,323)	96,480	—	(8,214,843)
Loss from operations	(295,924)	96,480	—	(199,444)
Net loss	(451,048)	96,480	—	(354,568)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,874,960)	96,480	4,423,996	(354,484)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)	0.06	2.85	(0.23)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)	0.06	2.85	(0.23)

i All translations from RMB to USD for the first quarter of 2022 were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

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